Exhibit 12.2

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2004	2003	2002	2001	2000

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,323
Effective Income Tax Rate	0.3834	0.3742	0.4407	0.4050	0.3605
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6166	0.6258	0.5593	0.5950	0.6395
Pre-Tax Preferred Stock Dividends	$2,141	$2,109	$2,360	$2,218	$2,069

FIXED CHARGES:
Interest Expense	$43,109	$44,989	$44,917	$49,838	$43,535
Amortization of Debt Premium, Discount and Expense	426	855	391	260	346
Interest Component of Rentals	1,256	594	12	12	12

Total Fixed Charges	44,791	46,438	45,320	50,110	43,893
Pre-Tax Preferred Stock Dividends	2,141	2,109	2,360	2,218	2,069

Total Fixed Charges and Preferred Stock Dividends	$46,932	$48,547	$47,680	$52,328	$45,962

EARNINGS:
Net Income before Dividends on Preferred Stock	$97,957	$113,662	$40,441	$83,765	$84,574
Add:
Income Taxes Applicable to Utility Operating Income	58,463	68,633	28,702	59,009	47,821
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)— Net	2,439	(665)	3,175	(1,993)	(153)
Total Fixed Charges	44,791	46,438	45,320	50,110	43,893

Total Earnings	$203,650	$228,068	$117,638	$190,891	$176,135

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.3	4.7	2.5	3.6	3.8